UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Agilysys, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

00847J105
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,783,715
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,783,715
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,783,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 339,756
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 339,756
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON RCG ENTERPRISE, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 339,756
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 339,756
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,123,471
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,123,471
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,123,471
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,123,471
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,123,471
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,123,471
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,123,471
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,123,471
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,123,471
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,123,471
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,123,471
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,123,471
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,123,471
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,123,471
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,123,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON JOHN MUTCH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON JAMES ZIERICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 00847J105

1	NAME OF REPORTING PERSON STEVE TEPEDINO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,670
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,670
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,670[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 00847J105

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.  John Mutch, James Zierick and Steve Tepedino are hereby added as Reporting Persons to the Schedule 13D.

Item 2 is hereby amended to add the following:

John Mutch (“Mr. Mutch”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as Managing Partner of MV Advisors, LLC.  The principal business address of Mr. Mutch is c/o MV Advisors, LLC, 420 Stevens Avenue, Suite 270, Solana Beach, CA 92075.  Mr. Mutch is a citizen of the United States of America.

James Zierick (“Mr. Zierick”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as interim Chief Executive Officer of Aspyra, Inc.  The principal business address of Mr. Zierick is c/o Aspyra, Inc., 26115-A Mureau Road, Calabasas, CA 91320.  Mr. Zierick is a citizen of the United States of America.

Steve Tepedino (“Mr. Tepedino”) is a nominee for the Board of Directors of the Issuer and his principal occupation is serving as President and Chief Executive Officer of Channel Savvy LLC.  The principal business address of Mr. Tepedino is 8655 East Via de Ventura, Suite E-300, Scottsdale, AZ 85258.  Mr. Tepedino is a citizen of the United States of America.

(d)           None of Messrs. Mutch, Zierick or Tepedino has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of Messrs. Mutch, Zierick or Tepedino has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 is hereby amended to add the following:

The aggregate purchase price of the 1,670 Shares owned directly by Mr. Tepedino is approximately $19,245.  The Shares owned directly by Mr. Tepedino were acquired with personal funds.

Item 4 is hereby amended to add the following:

On June 20, 2008, the Reporting Persons delivered a letter to the Issuer nominating Messrs. Mutch, Tepedino and Zierick, as set forth therein (the “Nomination Letter”), for election to the Board at the Issuer’s 2008 Annual Meeting.

Accompanying the Nomination Letter was a letter addressed to Arthur Rhein, the Issuer’s Chairman, President and Chief Executive Officer, and the members of the Issuer’s Board of Directors (the “Cover Letter”) expressing the Reporting Persons’ satisfaction that the Issuer’s Board of Directors (the “Board”) has expanded JPMorgan’s role as financial advisor to explore and assist in evaluating a range of strategic and financial alternatives and the Reporting Persons’ hope that the exploration of alternatives will result in a transaction or a combination of transactions that will maximize shareholder value.  The Reporting Persons stated in the Cover Letter that they support the Issuer’s decision to delay the 2008 annual meeting of shareholders (the “2008 Annual Meeting”) for a reasonable period.  The Cover Letter also expressed the Reporting Persons’ disappointment that an agreement could not be reached that would have immediately placed a shareholder representative on the Board to participate firsthand in the evaluation process.  Therefore, in order to preserve their rights as shareholders in connection with the Issuer’s 2008 Annual Meeting, the Reporting Persons are nominating Messrs. Mutch, Tepedino and Zierick for election as directors to the Issuer’s Board at the 2008 Annual Meeting.  The Cover Letter  is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Item 5 is hereby amended and restated as follows:

CUSIP NO. 00847J105

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,527,077 Shares outstanding, as of January 24, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 7, 2008.

A.	Starboard

(a)	As of the close of business June 20, 2008, Starboard beneficially owned 1,783,715 Shares.

Percentage: Approximately 7.6%.

(b)	1. Sole power to vote or direct vote: 1,783,715
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,783,715
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  On June 3, 2008, Starboard purchased 97,020 Shares at a price per share of $11.0165, not 115,500 Shares as originally reported.

B.	Parche

(a)           As of the close of business June 20, 2008, Parche beneficially owned 339,756 Shares.

Percentage:  Approximately 1.4%.

(b)	1. Sole power to vote or direct vote: 339,756
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 339,756
4. Shared power to dispose or direct the disposition: 0

(c)
Parche has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  On June 3, 2008, Parche purchased 18,840 Shares at a price per share of $11.0165, which were reported as purchased by Starboard on Amendment No. 2 to the Schedule 13D.

C.	RCG Enterprise

(a)	As the sole non-managing member of Parche and owner of all economic interest therein, RCG Enterprise is be deemed the beneficial owner of the 339,756 Shares owned by Parche.

Percentage: Approximately 1.4%.

(b)	1. Sole power to vote or direct vote: 339,756
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 339,756
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 00847J105

(c)	RCG Enterprise has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

D.	RCG Starboard Advisors

(a)
As the investment manager of Starboard and the managing member of Parche, RCG Starboard Advisors is deemed the beneficial owner of the (i) 1,783,715 Shares owned by Starboard and (ii) 339,756 Shares owned by Parche.

Percentage: Approximately 9.0%.

(b)	1. Sole power to vote or direct vote: 2,123,471
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,123,471
4. Shared power to dispose or direct the disposition: 0

(c)	RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

E.	Ramius

(a)	As the sole member of RCG Starboard Advisors, Ramius is deemed the beneficial owner of the (i) 1,783,715 Shares owned by Starboard, and (ii) 339,756 Shares owned by Parche.

Percentage: Approximately 9.0%.

(b)	1. Sole power to vote or direct vote: 2,123,471
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,123,471
4. Shared power to dispose or direct the disposition: 0

(c)	Ramius did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

F.	C4S

(a)	As the managing member of Ramius, C4S is deemed the beneficial owner of the (i) 1,783,715 Shares owned by Starboard, and (ii) 339,756 Shares owned by Parche.

Percentage: Approximately 9.0%.

(b)	1. Sole power to vote or direct vote: 2,123,471
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,123,471
4. Shared power to dispose or direct the disposition: 0

(c)	C4S did not enter into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

CUSIP NO. 00847J105

G.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon is deemed the beneficial owner of the (i) 1,783,715 Shares owned by Starboard, and (ii) 339,756 Shares owned by Parche.

Percentage: Approximately 9.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,123,471
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,123,471

(c)	None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

H.	Mr. Mutch

(a)
As of the close of business June 20, 2008, Mr. Mutch did not directly own any Shares.  Mr. Mutch, as a member of a “group” for the purposes of Section 13(d)(3) of the 1934 Act, is deemed to be a beneficial owner of the (i) 1,783,715 Shares owned by Starboard, and (ii) 339,756 Shares owned by Parche.  Mr. Mutch disclaims beneficial ownership of such Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Mutch during the past 60 days are set forth in Schedule A and are incorporated by reference.

I.	Mr. Tepedino

(a)
As of the close of business June 20, 2008, Mr. Tepedino directly owned 1,670 Shares.  Mr. Tepedino, as a member of a “group” for the purposes of Section 13(d)(3) of the 1934 Act, is deemed to be a beneficial owner of the (i) 1,783,715 Shares owned by Starboard, and (ii) 339,756 Shares owned by Parche.  Mr. Tepedino disclaims beneficial ownership of such Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 1,670
2. Shared power to vote or direct vote: 0

CUSIP NO. 00847J105

3. Sole power to dispose or direct the disposition: 1,670
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Tepedino during the past 60 days are set forth in Schedule A and are incorporated by reference.

J.	Mr. Zierick

(a)
As of the close of business June 20, 2008, Mr. Zierick did not directly own any Shares.  Mr. Zierick, as a member of a “group” for the purposes of Section 13(d)(3) of the 1934 Act, is deemed to be a beneficial owner of the (i) 1,783,715 Shares owned by Starboard, and (ii) 339,756 Shares owned by Parche.  Mr. Zierick disclaims beneficial ownership of such Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Zierick did not enter into any transactions in the Shares during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

Item 6 is hereby amended to add the following:

On June 23, 2008, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of  statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws, (b) the  parties agreed to form the group for the purpose of soliciting proxies or written consents for the election of the persons nominated by Starboard to the Issuer's Board at the 2008 Annual Meeting and for the purpose of taking all other actions incidental to the foregoing and (c) Starboard and Parche shall have the right to pre-approve all expenses incurred in connection with the group's activities and agreed to pay directly all such pre-approved expenses on a pro rata basis between Starboard and Parche based on the number of Shares in the aggregate held by each of Starboard and Parche on the date hereof.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to letter agreements, Starboard has agreed to indemnify each of Messrs. Mutch, Tepedino and Zierick against claims arising from the solicitation of proxies from the Issuer's shareholders at the 2008 Annual Meeting and any related transactions.  A form of the letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 00847J105

RCG Starboard Advisors has agreed to compensate Messrs. Mutch, Tepedino and Zierick for being named as and serving as nominees for election as directors of the Issuer pursuant to letter agreements (the "Compensation Letter Agreements").  Pursuant to the terms of the Compensation Letter Agreements, RCG Starboard Advisors has agreed to pay each of Messrs. Mutch, Tepedino and Zierick (i) $10,000 in cash upon the submission of the Nomination Letter and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the U.S. Securities and Exchange Commission.  Each of Messrs. Mutch, Tepedino and Zierick agreed to use such compensation to acquire securities of the Issuer no later than 14 days after receipt of such compensation.  A form of the Compensation Letter Agreements is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1.
Joint  Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, RCG Enterprise, Ltd, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss,  Jeffrey M. Solomon, John Mutch, James Zierick and Steve Tepedino, dated June 23, 2008.

Exhibit 99.2	Form of Indemnification Letter Agreement.

Exhibit 99.3.	Form of Compensation Letter Agreement.

Exhibit 99.4.	Powers of Attorney.

Exhibit 99.5	Letter dated June 20, 2008, from RCG Starboard Advisors, LLC to Agilysys, Inc.

CUSIP NO. 00847J105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2008

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD. By: RCG Starboard Advisors, LLC, its investment manager	RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member

PARCHE, LLC By: RCG Starboard Advisors, LLC, its managing member	RAMIUS LLC By: C4S & Co., L.L.C., as managing member

RCG ENTERPRISE, LTD By: Ramius LLC, its investment manager	C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, John Mutch, James Zierick and Steve Tepedino

CUSIP NO. 00847J105

SCHEDULE A

Transactions in the Shares During the Last 60 Days By John Mutch and Steve Tepedino

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

JOHN MUTCH

2,500	10.8300	05/25/08
(2,500)	11.0300	06/06/08

STEVE TEPEDINO

1,000	10.9980	06/03/08
200	12.3470	06/17/08
300	12.3500	06/17/08
170	12.1900	06/17/08